

6900 Paseo Padre Parkway
Fremont, California 94555

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held
August 14, 2007

TO THE STOCKHOLDERS:

The annual meeting of stockholders of Network Equipment Technologies, Inc., a Delaware corporation, will be held on Tuesday, August 14, 2007, at 10:00 a.m., local time, at the principal offices of the Company, 6900 Paseo Padre Parkway, Fremont, California, for the following purposes:

1. To elect Dixon R. Doll as a Class II Director to serve until the 2010 Annual Meeting of Stockholders and until a successor, if any, is elected and qualified.

2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending March 28, 2008.

3A. To approve an amendment to the Company's 1993 Stock Option Plan to revise certain provisions regarding automatic stock option grants to non-employee members of the Board of Directors, including the vesting provisions of such grants.

3B. To approve, contingent upon the approval of the amendment to the Company's 1993 Stock Option Plan, as described above, an amendment to outstanding stock options granted to the Class II director not standing for reelection, such that the unvested portions of such options become fully vested at the end of such director's term.

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

Only stockholders of record at the close of business on June 19, 2007 are entitled to notice of and to vote at the annual stockholder meeting and at any continuation or adjournment of the annual stockholder meeting.

By order of the Board of Directors,

Fremont, California   C. Nicholas Keating, Jr.
July 3, 2007   President and Chief Executive Officer

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE URGED TO READ THIS PROXY STATEMENT AND SUBMIT YOUR PROXY OR VOTING INSTRUCTIONS AS SOON AS POSSIBLE BY FOLLOWING THE INSTRUCTIONS IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, WHICH IS BEING MAILED TO YOU ON OR ABOUT JULY 3, 2007.



6900 Paseo Padre Parkway
Fremont, California 94555

PROXY STATEMENT
For the Annual Meeting of Stockholders

To Be Held
August 14, 2007

Your proxy is solicited by the Board of Directors (the "Board") of Network Equipment Technologies, Inc. ("N.E.T." or the "Company"), for use at the annual meeting of stockholders to be held at 10:00 a.m. on August 14, 2007 (the "Annual Meeting"), at the principal offices of N.E.T. located at 6900 Paseo Padre Parkway, Fremont, California 94555 and at any postponement or adjournment thereof. Stockholders of record on June 19, 2007 (the "Record Date") will be entitled to notice of and to vote at the Annual Meeting.

N.E.T. intends to mail a Notice of Internet Availability of Proxy Materials (the "E-Proxy Notice") to stockholders on or about July 3, 2007. As of the Record Date, there were 26,713,872 shares of the common stock of N.E.T. ("Common Stock") outstanding and entitled to vote.

Voting

You are entitled to one vote for each share of Common Stock held by you. All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers do have discretionary voting power on the election of Directors.

Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Annual Meeting. A majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting must be present in person or by proxy in order for there to be a quorum at the Annual Meeting. The vote required for the election of Directors is described below. Broker non-votes are not counted or deemed to be present for voting purposes or represented for purposes of determining whether that matter has been approved by stockholders.

Please refer to the E-Proxy Notice for instructions on how to access your proxy to vote your shares at the Annual Meeting. Such proxies must be used in conjunction with, and will be subject to, the information and terms contained on the proxy card. These procedures are also available to stockholders who hold their shares through a broker, nominee, fiduciary or other custodian.

Any person giving a proxy has the power to revoke it at any time before its exercise at the Annual Meeting by following the instructions provided in the E-Proxy Notice or by attending the Annual Meeting and voting in person.

The Company will provide paper or e-mail copy of any proxy materials, including this Proxy Statement, without charge, upon written request. Requests should be sent to: Investor Relations, N.E.T., 6900 Paseo Padre Parkway, Fremont, CA 94555.

Solicitation

N.E.T. will bear the entire cost of solicitation, including the preparation of this Proxy Statement, the preparation, assembly, printing and mailing of the E-Proxy Notice and any additional solicitation materials furnished to stockholders. The Company does not presently intend to solicit proxies other than by mail.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Election of Directors

The Certificate of Incorporation of N.E.T. provides for a classified board of directors. The Board is divided into three classes, designated as Class I, Class II and Class III. The current terms for each of these three classes expire at the 2007, 2008 and 2009 annual meeting of stockholders, respectively. Under the Bylaws of N.E.T., the Board may consist of between five and eight Directors, the exact number of Directors to be determined by the Board. The number of Directors is currently set at five.

The nominee for Class II Director is Dixon R. Doll. He has agreed to serve if elected, and management has no reason to believe that Mr. Doll will be unable to serve. Unless otherwise instructed, the proxy holders will vote the proxies received by them for Mr. Doll. If any nominee becomes unwilling or unable to serve as a Director, proxies may be voted for a substitute designated by the Board. The candidate receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the Annual Meeting will be elected Class II Director of N.E.T. Abstentions and broker non-votes are not counted for the purposes of the election of Directors. The Class II Director elected at the Annual Meeting will hold office until the annual meeting of stockholders in the year 2010 and until a successor, if any, is elected or appointed, or until death, resignation or removal.

The Board of Directors recommends a vote FOR Proposal No. 1.

Directors

Nominee for Re-Election	Age	Director Since	Class and Year Current Term Expires
Dixon R. Doll (1)	64	1984	Class II – 2007
Other Directors			
David R. Laube	59	2001	Class I – 2009
Peter Sommerer (2)	58	2000	Class II – 2007
Frederick D. D'Alessio	58	2005	Class III – 2008
C. Nicholas Keating, Jr.	65	2001	Class III – 2008

(1) If re-elected, Mr. Doll's term will expire in 2010.

(2) Mr. Sommerer is not standing for re-election. His term will expire on August 14, 2007.

Frederick D. D'Alessio has been a Director of N.E.T. since January 2005. Since 2002, he has served as a General Partner of Capitol Management Partners, a telecommunications consultancy. From 1971 to 2001, he held various management positions with Verizon Communications and its related entities, serving most recently as president of the Advanced Services Group for Verizon Communications, which included Verizon's long distance, DSL and internet service provider businesses, from July 2000 to November 2001, and as group president, consumer services, for Bell Atlantic Communications from December 1998 to June 2000. Mr. D'Alessio received his Bachelor of Science degree in electrical engineering and Master of Science degree from the New Jersey Institute of Technology and holds an MBA from Rutgers University. He is a director of Aware, Inc., and a privately held company.

Dixon R. Doll has been a Director of N.E.T. since April 1984 and became the Company's Chairman of the Board in August 2002. He is also the Chairman-elect of the U. S. National Venture Capital Association and serves on the Executive Committee. In December 1996, he founded Doll Capital Management, a private venture capital firm that invests in entrepreneurial companies in the information technology and communications markets, where he serves as Managing General Partner. From September 1994 to December 1996, Dr. Doll was actively engaged in venture capital activities as a private investor. From September 1985 to September 1994, Dr. Doll was a partner of Accel Partners, a private venture capital firm. Dr. Doll holds a Bachelor of Science degree in electrical engineering from Kansas State University and Master of Science and Ph.D. degrees in electrical engineering from the University of Michigan. Dr. Doll is also a director of several privately held companies.

C. Nicholas Keating, Jr. has been a Director of N.E.T. since November 2001. He was appointed President and Chief Executive Officer ("CEO") of the Company in July 2005. From October 2000 to February 2004, he served as

President and CEO of IP Infusion Inc. and continued to serve on its Board of Directors until early 2005. In 1999 Mr. Keating became President and CEO of US Search.com, a web-based provider of on-line information services to corporate and professional users. From 1993 to 1998, Mr. Keating was an advisor to a number of worldwide organizations, including Integrated Telecom Technologies and Lucent Technologies. From 1987 to 1993, Mr. Keating was a Vice President and corporate officer of N.E.T. Mr. Keating also serves on the Board of Directors of Foundry Networks and is a Trustee of the Asian Art Museum of San Francisco. He received his BA and MA from American University and was a Fulbright scholar.

David R. Laube has been a Director of N.E.T. since April 2001. He is currently executive in residence for the school of business at the University of Colorado at Denver. Mr. Laube spent 17 years as a senior executive at U S WEST (now Qwest Communications). Over his last five years at U S WEST, Mr. Laube was the Vice President and Chief Information Officer, leading the largest Information Technologies organization in Colorado. Mr. Laube is a Phi Beta Kappa graduate of the University of Washington with a Bachelor of Arts in finance, holds an MBA from the Wharton School of Business at the University of Pennsylvania and is a CPA. In 2004, Mr. Laube was awarded an honorary doctorate by the University of Colorado. He also serves on the Board of Directors of Carrier Access Corporation.

Director Nomination

Criteria for Board Membership. In recommending candidates for appointment or re-election to the Board, the Nominating/Corporate Governance Committee (referred to in the following discussion as the "Nominating Committee") considers the appropriate balance of experience, skills and characteristics required of the Board, and seeks to ensure that at least a majority of the Directors are independent under the rules of the New York Stock Exchange (the "NYSE"), that members of the Company's Audit Committee meet the financial literacy requirements under the rules of the NYSE, that at least one member of the Audit Committee has the accounting or related financial management expertise required by NYSE rules, and that at least one member of the Audit Committee qualifies as an "audit committee financial expert" under the rules of the Securities and Exchange Commission (the "SEC"). Nominees for Director are selected on the basis of their depth and breadth of experience, wisdom, integrity, ability to make independent analytical inquiries, understanding of the Company's business environment and the industry in which it operates, willingness to devote adequate time to Board duties, the interplay of the candidate's experience and skills with those of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any of its committees. In addition, no Director may serve on more than a total of six boards of directors of public companies (including service on the Company's Board).

Stockholder Nominees. The Nominating Committee will consider written proposals from stockholders for nominees for Director. Any such nominations should be submitted to the Nominating Committee c/o the Secretary of the Company and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (b) the names and addresses of the stockholders making the nomination and the number of shares of Common Stock that are owned beneficially and of record by such stockholders; and (c) appropriate biographical information and a statement as to the qualification of the nominee, and should be submitted in the time frame described in the Bylaws of the Company and under the caption, "Stockholder Proposals for 2008 Annual Meeting" below.

Process for Identifying and Evaluating Nominees. In connection with each Director nomination recommendation, the Nominating Committee will consider the issue of continuing Director tenure and take appropriate steps to ensure that the Board maintains an openness to new ideas and a willingness to critically re-examine the status quo. An individual Director's re-nomination is dependent upon such Director's performance as evaluated by the Nominating Committee. Provided a Director's performance has been satisfactory, the Nominating Committee will ordinarily renominate incumbent Directors who continue to be qualified for Board service and are willing to continue as Directors. At such time as candidates are required for nomination to the Board, such as if an incumbent Director is not standing for re-election, the Nominating Committee will seek out potential candidates for Board appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Director candidates will be selected based on input from members of the Board, senior management of the company and, if the Nominating Committee deems appropriate, a third-party search firm. The Nominating Committee will evaluate each candidate's qualifications and candidates will be interviewed by at least one member of the Nominating Committee. Candidates meriting serious consideration will meet with the other members of the Board, who will provide input to the Nominating Committee. Based on this information, the Nominating Committee will evaluate which of the prospective candidates is qualified to serve as a Director and whether the committee should recommend to the Board that this candidate be appointed to fill a current opening on the Board, or presented for the approval of the stockholders, as appropriate. The Company has never received a proposal from a stockholder to nominate a Director. Although the Nominating Committee has not adopted a formal policy with respect to the evaluation of stockholder nominees, the Company expects that the evaluation process for a stockholder nominee would be similar to the process outlined above.

Board Nominees for the 2007 Annual Meeting. The nominee listed in this Proxy Statement is a current Director standing for re-election and was recommended for selection by the Nominating Committee and was selected by the Board.

Board Committees and Meetings

There are currently three committees of the Board: the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee. Compensation is paid and stock options are granted as set forth below to members of each committee, all of whom are non-employee Board members. Audit Committee members are Messrs. Sommerer (Chairperson), D'Alessio, Doll, and Laube. Compensation Committee members are Messrs. D'Alessio (Chairperson), Doll, and Laube. Nominating/Corporate Governance Committee members are Messrs. Laube (Chairperson), D'Alessio, and Sommerer.

The purpose of the Audit Committee is to assist the oversight by the Board of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and the performance of the Company's internal audit function and independent auditors; and prepare the report of the Committee to be included in the Company's annual proxy statement. The Compensation Committee has direct responsibility to review and approve the compensation of the Company's CEO; make recommendations to the Board with respect to non-CEO compensation, incentive-compensation, and equity-based plans; and produce an annual report on executive compensation for inclusion in the proxy statement for the Company's annual meeting. The Compensation Committee's processes and procedures for the consideration and determination of executive compensation are discussed in further detail under "Compensation Discussion and Analysis" below. The purpose of the Nominating/Corporate Governance Committee is to identify individuals qualified to serve as members of the Board, recommend for selection by the Board nominees for election as Directors of the Company, evaluate the Board's performance, develop and recommend to the Board a set of corporate governance principles applicable to the Company, and provide oversight with respect to corporate governance. Each of the three committees operates under a written charter adopted by the Board. The charters are available at our website (www.net.com) or in print to any stockholder who requests a copy.

During the fiscal year ended March 30, 2007, the Board held five meetings, the Audit Committee held four meetings, the Compensation Committee held five meetings and the Nominating/Corporate Governance Committee held three meetings. Each incumbent Director attended 75% or more of the aggregate number of meetings of the Board and the Committees on which he served during the fiscal year. The Board schedules regular executive sessions in which non-management Directors meet without management participation. Such meetings are presided over by the Chairman of the Board or another non-management Director designated by the Chairman of the Board. The Company encourages all Directors to attend the annual stockholder meetings. One of our Directors attended the 2006 annual meeting of stockholders.

Director Independence; Financial Experts

Messrs. D'Alessio, Doll, Laube, and Sommerer have no business, commercial, legal or accounting relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has such a relationship with the Company) other than as members of the Board and holders of Company stock and stock options, and the Board has determined that each of them is "independent" within the standards of NYSE rules. There are no family relationships among executive officers and/or Directors of N.E.T. The Board has determined that each member of the Audit Committee meets the standards for independence of audit committee members under SEC rules, and that Messrs. Doll, Laube, and Sommerer are each an "audit committee financial expert" as defined under SEC rules.

Communications with Directors

Persons who wish to communicate with our Directors, to report complaints or concerns related to accounting, internal accounting controls or auditing, or to make their concerns known to non-management Directors, may do so using our Whistleblower System. A complaint or concern may be submitted either online through the Whistleblower System at the Internet address www.net.com/wb, or by mail addressed to the Whistleblower Compliance Officer, c/o Legal Dept., N.E.T., 6900 Paseo Padre Parkway, Fremont, CA 94555.

Director Compensation

Through fiscal 2007, non-employee Board members received $18,000 per year as annual compensation and attendance fees of $1,000 for each meeting of the Board or any of its Committees and an additional $1,000 for each meeting of a Committee presided over as Committee Chairperson. The Chairman of the Board received an additional $3,000 per month for serving in that capacity. Beginning fiscal 2008, following discussions with a compensation consultant, the cash compensation of the Board was modified to increase the base compensation amounts but eliminate the attendance fees. Non-employee Board members now each receive $35,000 per year for serving on the Board, $10,000 per year for serving on the Audit Committee, and $5,000 per year for serving on each other standing committee of the Board. The Chairman of the Board receives an additional $20,000 per year for serving in that capacity, and each Committee Chairperson receives an additional $5,000 per year for serving in that capacity. Non-employee Board members are eligible for reimbursement of expenses for attending Board and Committee meetings.

Currently, under the 1993 Stock Option Plan, non-employee Directors receive automatic stock option grants as follows:

Initial Option Grant. A new non-employee Director, upon first being elected or appointed to the Board, receives an initial option to purchase 30,000 shares of Common Stock. (In fiscal 2006, when this provision was first added, each current non-employee Director received an option to purchase 30,000 shares of Common Stock.)

Ongoing Option Grants. On the date of each annual meeting:

- *Grant for Service as a Director:* Each non-employee Director who is elected to the Board at such annual meeting, whether first elected or reelected, receives an option to purchase 12,000 shares of Common Stock.

- *Additional Grant for Service on a Committee:* Each non-employee Director who serves on an active standing committee of the Board receives an option to purchase an additional 4,000 shares of Common Stock.

- *Additional Grant for Service as Chairperson of a Committee:* The Chairperson of the Audit Committee receives an option to purchase an additional 8,000 shares of Common Stock and each Director who serves as a Chairperson of any other active standing committee of the Board receives an option to purchase an additional 4,000 shares of Common Stock.

The following table shows the compensation paid to non-employee Directors for their services in fiscal 2007.

NON-EMPLOYEE DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Option Awards ($)(1)(2)	Total ($)
Frederick D. D'Alessio	$35,000	$39,874	$74,874
Dixon R. Doll	$67,000	$44,301	$111,301
David R. Laube	$34,000	$49,024	$83,024
Peter Sommerer	$32,000	$45,389	$77,389

(1) Amounts reported do not reflect compensation actually received by the director. Instead, the dollar value of these awards is the compensation cost recognized for financial statement reporting purposes for fiscal 2007, in accordance with the provisions of Statement of Financial Accounting Standards No. 123R, "Share-based Payment," (SFAS 123R), except that the amounts shown assume that there will be no service-based forfeitures of awards.

(2) The aggregate grant date fair value, computed in accordance with SFAS 123R, of stock options granted to the Directors in fiscal 2007 are as follows: Mr. D'Alessio, $22,428; Mr. Doll, $22,428; Mr. Laube, $52,332; and Mr. Sommerer, $29,904. At fiscal year end, the aggregate number of option awards outstanding for each Director were as follows: Mr. D'Alessio, 72,999 shares; Mr. Doll, 190,000 shares; Mr. Laube, 137,334 shares; and Mr. Sommerer, 132,333 shares.

Subject to stockholder approval (see "Proposal No. 3A – 1993 Stock Option Plan Amendment," below), the automatic option grant provisions of the 1993 Stock Option Plan will be amended to provide as follows:

Initial Option Grant. A new non-employee Director, upon first being elected or appointed to the Board, will receive an option to purchase 30,000 shares of Common Stock, vesting over the period of the three-year term.

Ongoing Option Grants. On the date of each annual meeting, each non-employee Director will receive an option to purchase an additional 15,000 shares of Common Stock, vesting over the one-year period of service until the next annual meeting.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee was at any time during fiscal 2007, or any other time, an officer or employee of the Company. Mr. Keating, who was an officer of the Company from 1987 to 1993 and has been President and CEO since July 2005, served as a member of the Compensation Committee from January 15, 2002 until June 28, 2002. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of the Board or the Compensation Committee.

Code of Ethics and Corporate Governance Documents

The Company has adopted a Code of Business Conduct that applies to all Directors, officers and employees, including its principal executive officer, principal financial officer and controller. This Code of Business Conduct meets the requirements of the SEC Rules promulgated under Section 406 of the Sarbanes-Oxley Act of 2002 for a code of ethics. Our corporate governance documents, including our Corporate Governance Guidelines and our Code of Business Conduct, are available at our website (www.net.com) or in print to any stockholder who requests a copy.

Stock Ownership of Five Percent Stockholders, Directors, and Executive Officers

The following table sets forth certain information as of June 19, 2007 (except as otherwise noted), regarding ownership of N.E.T.'s Common Stock by (i) each person known by N.E.T. to be the beneficial owner of five percent (5%) or more of N.E.T.'s Common Stock, (ii) each Director, including the nominee for Director, (iii) each current executive officer of N.E.T. who is also named in the Summary Compensation Table (each, a "Named Executive Officer"), and (iv) all Directors and executive officers of N.E.T. as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated in the table, the address of each individual listed in the table is N.E.T., 6900 Paseo Padre Parkway, Fremont, CA 94555.

Five Percent (5%) Stockholders, Directors, Named Executive Officers, and all Directors and Executive Officers as a Group	Approximate Number of Shares	Percentage of Outstanding Shares
5% Stockholders		
Royce & Associates, Inc. (1)	2,432,400	9.1%
KCM Investment Advisors (2)	2,217,700	8.3%
Dimensional Fund Advisors, Inc. (3)	2,039,454	7.6%
R. Eliot King & Associates Incorporated and John K. Nelson (4)	1,853,592	6.9%
Kopp Investment Advisors, LLC; Kopp Holding Company, LLC; Kopp Holding Company; and LeRoy C. Kopp (5)	1,496,000	5.6%
Renaissance Technologies Corp. and James H. Simons (6)	1,350,000	5.1%
Directors and Executive Officers		
Frederick D. D'Alessio (7)	44,192	*
Dixon R. Doll (8)	290,984	1.1%
Talbot A.Harty (9)	55,177	*
C. Nicholas Keating, Jr. (10)	166,126	*
Gary L. Lau (11)	229,817	*
David R. Laube (12)	125,832	*
John F. McGrath, Jr. (13)	284,368	1.1%
Frank Slattery (14)	184,349	*
Peter Sommerer (15)	108,942	*
All Executive Officers and Directors as a group (9 persons) (16)	1,489,787	5.6%

* Represents less than 1% of the outstanding shares.

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(1) This information was acquired from publicly available information filed with the SEC as of January 23, 2007. Based on this filing, Royce & Associates, Inc. has sole voting and dispositive power with respect to all of the shares shown opposite its name. The address for Royce & Associates is 1414 Avenue of the Americas, New York, NY 10019.

(2) This information was acquired from publicly available information filed with the SEC as of May 24, 2007. Based on this filing, KCM Investment Advisors has sole voting and dispositive power with respect to all of the shares shown opposite its name. The address for KCM Investment Advisors is 300 Drake's Landing Road, Suite 190, Greenbrae, CA 94904.

(3) This information was acquired from publicly available information filed with the SEC as of February 9, 2007. Based on this filing, Dimensional Fund Advisors, Inc. has sole voting and dispositive power with respect to all of the shares shown opposite its name. The address for Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.

(4) This information was acquired from publicly available information filed with the SEC as of February 2, 2007. Based on the information filed, R. Eliot King & Associates has beneficial ownership of 1,638,267 shares, which constitutes 6.1% of the outstanding Common Stock, with shared voting power as to 1,334,767 of such shares and shared dispositive power as to all such shares; and Mr. Nelson has beneficial ownership of 1,853,592 shares, which constitutes 6.9% of the outstanding Common Stock, with sole voting and dispositive power as to 215,325 of such shares, shared voting power as to 1,334,767 of such shares and shared dispositive power as to 1,638,267 of such shares. The address for these entities is 3000 Sand Hill Road, #2-245, Menlo Park, CA 94025.

(5) This information was acquired from publicly available information filed with the SEC as of May 30, 2007. Based on the information filed, Kopp Investment Advisors, LLC has beneficial ownership of 1,487,000 shares, which constitutes 5.6% of the outstanding Common Stock, with sole voting power as to all such shares and shared dispositive power as to 357,000 of such shares (of these 1,487,000 shares, the reporting entity exercises investment discretion but is not the owner). Kopp Holding Company, LLC and Kopp Holding Company each also report indirect beneficial ownership of 1,487,000 shares, but no voting or dispositive power as to any of such shares. LeRoy C. Kopp reports beneficial ownership of 1,496,000 shares, which constitutes 5.6% of the outstanding Common Stock, with sole dispositive power as to 1,139,000 of such shares. The address for these entities is c/o Kopp Investment Advisors, LLC, 7701 France Avenue South, Suite 500, Edina, MN 55435.

(6) This information was acquired from publicly available information filed with the SEC as of February 12, 2007. Based on this filing, Renaissance Technologies Corp. and James H. Simons have sole voting and dispositive power with respect to all of the shares shown opposite their name. The address for Renaissance Technologies Corp. and James H. Simons is 800 Third Avenue, New York, NY 10022.

(7) Consists of 44,192 shares issuable under options exercisable within 60 days of the Record Date.

(8) Includes 164,387 shares issuable under options exercisable within 60 days of the Record Date. Also includes 4,800 shares owned by International Synergies, Ltd., a corporation in which Dr. Doll has a beneficial interest.

(9) Includes 47,053 shares issuable under options exercisable within 60 days of the Record Date.

(10) Includes 131,777 shares issuable under options exercisable within 60 days of the Record Date.

(11) Includes 221,429 shares issuable under options exercisable within 60 days of the Record Date.

(12) Includes 100,832 shares issuable under options exercisable within 60 days of the Record Date.

(13) Includes 267,183 shares issuable under options exercisable within 60 days of the Record Date.

(14) Includes 176,137 shares issuable under options exercisable within 60 days of the Record Date.

(15) Includes 103,942 shares issuable under options exercisable within 60 days of the Record Date.

(16) Includes 1,256,932 shares issuable under options exercisable within 60 days of the Record Date. See notes (7) through (15) above.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Summary of Cash and Certain Other Compensation

The following table sets forth information regarding the compensation earned by N.E.T.'s CEO, chief financial officer ("CFO"), and other executive officers during fiscal 2007, all of whom were serving in such capacities at the end of fiscal 2007.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards (1)	Option Awards (1)	Non-Equity Incentive Plan Compensation	All Other Compensation (2)	Total (3)
C. Nicholas Keating, Jr. *President and Chief Executive Officer*	2007	$400,000	$40,000	$57,888	$81,936	—	$37,598 (4)	$617,422
Talbot A. Harty *Vice President & General Manager, Voice & Mobility Solutions*	2007	$240,000	$24,000	$14,472	$22,734	—	$3,160	$304,366
Gary L. Lau *Senior Vice President, Government Sales*	2007	$200,000	—	$14,472	$23,718	$417,425	$10,627	$666,242
John F. McGrath, Jr. *Vice President and Chief Financial Officer*	2007	$265,000	$26,500	$21,708	$84,835	—	$10,136	$408,179
Frank Slattery *Vice President and General Counsel*	2007	$215,000	$21,500	$14,472	$79,929	—	$9,178	$340,079

(1) Amounts reported as the dollar value of stock awards do not reflect compensation actually received by the Named Executive Officer. Instead, the dollar value of these awards is the compensation cost recognized for financial statement reporting purposes in accordance with the provisions of Statement of Financial Accounting Standards No. 123R, "Share-based Payment," (SFAS 123R), except that the amounts shown assume that there will be no service-based forfeitures of awards. The material terms of the Company's plans are described, in accordance with the requirements of SFAS 123R, in a footnote to the Company's financial statements, which are included in the Company's Form 10-K filed on May 25, 2007. See Note 10: "Stock-based Compensation." This information is incorporated herein by reference.

(2) Includes N.E.T.'s contributions to the Company's 401(k) plan of up to $3,500 per year, an automobile allowance, supplemental premiums for group life insurance, and reimbursement for financial advisory services of up to $2,500 per year.

(3) See note (1) regarding the dollar value of awards included in the total.

(4) Includes $17,760 for rental of a local apartment for Mr. Keating.

GRANTS OF PLAN-BASED AWARDS

The following table shows all plan-based awards granted to the Named Executive Officers in fiscal 2007.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: No. of Shares of Stock	All Other Option Awards: No. of Securities Underlying Options	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards(1)
		Threshold	Target	Maximum				
C. Nicholas Keating, Jr.	5/5/06				40,000			$128,800
	10/30/06					220,000 (2)	$5.43	$741,444
	N/A	—	$228,250	No Cap				
Talbot A. Harty	5/5/06				10,000			$32,200
	10/30/06					14,000 (2)	$5.43	$47,183
	N/A	—	$75,000	No Cap				
Gary L. Lau	5/5/06				10,000			$32,200
	N/A	—	$200,000	No Cap				
John F. McGrath, Jr.	5/5/06				15,000			$48,300
	7/31/06					100,000 (3)	$3.16	$200,210
	N/A	—	$96,250	No Cap				
Frank Slattery	5/5/06				10,000			$32,200
	7/31/06					100,000 (3)	$3.16	$200,210
	N/A	—	$67,500	No Cap				

(1) The assumed grant date fair value of the equity awards was calculated in accordance with SFAS 123R.

(2) Vests 25% on October 30, 2007 and the balance monthly on a pro rata basis through October 30, 2010.

(3) Vests 50% on July 31, 2007 and the balance monthly on a pro rata basis through July 31, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows all outstanding equity awards held by the Named Executive Officers as of the end of fiscal 2007.

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date	Number of Shares That Have Not Vested	Market Value of Shares That Have Not Vested (1)
Name	Exercisable	Unexercisable				
C. Nicholas Keating, Jr.					25,000	$242,500
	3,000	—	$5.37	4/16/2012		
	16,000	—	$3.40	8/13/2012		
	4,000	—	$8.34	8/12/2013		
	916	84 (2)	$7.08	5/18/2014		
	6,666	1,334 (3)	$6.71	8/10/2014		
	100,000	—	$4.55	7/25/2015		
	—	220,000 (4)	$5.43	10/30/2016		
Talbot A. Harty					6,250	$60,625
	33,000	—	$10.36	11/10/2013		
	7,000	—	$6.91	7/19/2014		
	3,750	1,250 (5)	$4.69	8/1/2015		
	17,200	13,400 (6)	$4.59	10/11/2015		
	—	14,000 (4)	$5.43	10/30/2016		
Gary L. Lau					6,250	$60,625
	2,040	—	$11.63	4/14/2007		
	900	—	$10.25	10/16/2008		
	1,000	—	$7.50	4/19/2009		
	2,300	—	$10.06	6/24/2009		
	4,000	—	$8.81	9/23/2009		
	2,500	—	$10.19	3/29/2010		
	20,000	—	$9.25	11/9/2010		
	500	—	$3.52	4/17/2011		
	38,210	—	$5.30	1/15/2012		
	100,000	—	$5.79	3/25/2013		
	50,000	—	$6.71	8/10/2014		
	33,250	16,750 (6)	$4.69	8/1/2015		
John F. McGrath, Jr					9,375	$90,938
	100,000	—	$3.00	11/19/2011		
	10,000	—	$3.63	7/16/2012		
	35,000	—	$5.79	3/25/2013		
	40,000	—	$6.71	8/10/2014		
	26,600	13,400 (6)	$4.69	8/1/2015		
	—	100,000 (7)	$3.16	7/31/2016		
Frank Slattery					6,250	$60,625
	90,000	—	$6.85	2/10/2013		
	40,000	—	$6.71	8/10/2014		
	1,950	10,050 (6)	$4.69	8/1/2015		
	—	100,000 (7)	$3.16	7/31/2016		

(1) The market value is based on the market price of the Common Stock on March 30, 2007.

(2) Vested monthly on a pro rata basis from June 18, 2004 through June 18, 2007.

(3) Vests monthly on a pro rata basis from August 10, 2004 through August 10, 2007.

(4) Vests 25% on October 30, 2007 and the balance monthly on a pro rata basis through October 30, 2010.

(5) Vests 50% on March 1, 2006 and the balance monthly on a pro rata basis through March 1, 2008.

(6) Vests 33% on March 1, 2006 and the balance monthly on a pro rata basis through March 1, 2008.

(7) Vests 50% on July 31, 2007 and the balance monthly on a pro rata basis through July 31, 2008.

OPTION EXERCISES AND STOCK VESTED

The following table shows all stock options exercised and the value realized upon exercise and all stock awards that vested and the value realized upon vesting by the Named Executive Officers during fiscal 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
C. Nicholas Keating, Jr.	—	—	15,000	$89,700
Talbot A. Harty	9,400	$36,037	3,750	$22,425
Gary L. Lau	54,000	$311,964	3,750	$22,425
John F. McGrath, Jr.	—	—	5,625	$33,638
Frank Slattery	18,000	$76,527	3,750	$22,425

Employment Contracts; Change in Control Arrangements

Each of N.E.T.'s executive officers, including Mr. Keating, has an agreement with N.E.T. that provides for immediate vesting of all the executive officer's outstanding stock options in the event of the termination (including certain forms of constructive termination) of the executive officer's employment within one year after a Corporate Transaction or Change of Control as those terms are defined in the 1993 Option Plan. In addition, the agreements with Messrs. Keating, Harty, McGrath and Slattery further provide for a severance payment equal to one year's base salary upon such a termination of employment. If the triggering event had taken place at the end of the last fiscal year, the executive officers would have received the following benefits:

	Severance	Potential Acceleration of Unvested Stock Options (1)	Potential Acceleration of Unvested Restricted Stock (2)
C. Nicholas Keating, Jr.	$400,000	$943,609	$242,500
Talbot A. Harty	$240,000	$134,517	$60,625
Gary L. Lau	—	$83,918	$60,625
John F. McGrath, Jr.	$265,000	$721,134	$90,938
Frank Slattery	$215,000	$704,351	$60,625

(1) The value of the unvested and accelerated stock options is the difference between the exercise price of the option and $9.70 per share, the market price of the Common Stock at the end of fiscal 2007.

(2) The value of the unvested and accelerated restricted stock is $9.70 per share, the market price of the Common Stock at the end of fiscal 2007.

Equity Compensation Plan Information

The following table sets forth information as of March 30, 2007 with respect to the equity compensation plans under which Common Stock is authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	2,943,721	$6.6765	1,142,704
Equity compensation plans not approved by security holders (2)	2,613,219	$7.1661	1,937,919
Total	5,556,940		3,080,623

(1) 1993 Option Plan. Does not include shares authorized under the 1998 Employee Stock Purchase Plan, which the Board of Directors has suspended.

(2) 1997 Stock Option Program.

The material terms of the Company's plans are described, in accordance with the requirements of the Statement of Financial Accounting Standards No. 123R, in a footnote to the Company's financial statements, which are included in the Company's Form 10-K filed on May 25, 2007. See Note 10: "Stock-based Compensation." This information is incorporated herein by reference.

Certain Relationships and Related Transactions

In October 2005, the Company entered into a license and development agreement with a third party technology supplier, under which the Company agreed to pay $3 million as a license acquisition fee (of which $2.4 million was paid in fiscal 2006), and will pay an ongoing royalty for use of the licensed technology. Mr. Keating was at the time a member of the Board of Directors of the supplier. The transaction was reviewed by a special committee of independent Directors, and was approved by the Board in executive session, which Mr. Keating did not attend.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Under the securities laws of the United States, N.E.T.'s Directors, executive officers and any persons holding more than 10% of N.E.T.'s Common Stock are required to report initial ownership of the Common Stock and any subsequent changes in ownership to the SEC. Specific due dates have been established by the SEC and N.E.T. is required to disclose in this Proxy Statement any failure to file by these dates. Based upon (i) the copies of Section 16(a) reports which N.E.T. received from such persons for their fiscal 2007 transactions, and (ii) the written representations received from one or more of such persons, N.E.T. believes that there has been compliance with all Section 16(a) filing requirements applicable to such officers, Directors and 10% beneficial owners for fiscal 2007.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

N.E.T.'s executive compensation programs are administered by the Compensation Committee of the Board. No member of the Compensation Committee was at any time during fiscal 2007, or any other time, an executive officer of N.E.T.

Objectives of N.E.T.'s Executive Compensation Program

N.E.T.'s executive compensation programs are intended to meet the following objectives:

- aid in attracting and retaining executive officers with competitive total compensation packages that take into account compensation practices of competing companies;

- provide incentives to executive officers to achieve high levels of individual and company performance;

- help to provide an environment throughout the Company of goals and rewards for performance; and

- align the financial interests of executive officers with those of stockholders by providing equity-based, long-term incentives.

What the Compensation Program is Designed to Reward

N.E.T.'s executive compensation program is designed to reward the success of our executive officers, primarily as a management team, in attaining key operating objectives, such as growth in revenues and earnings, and ultimately an increased market price for our common stock. Our programs are geared for short- and long-term performance with the goal of increasing stockholder value over the long term.

In general, cash compensation components, particularly those that are incentive-based, are intended to award both corporate-wide and individual performance. In rewarding corporate-wide performance, our intent is to ensure that each executive officer works toward accomplishing the corporate-wide factors for N.E.T.'s success. In rewarding individual performance, our intent is to ensure that rewards are only given to individuals who personally contribute to the Company's success. We may also provide rewards, either to executive officers as a group or individually, for specifically identified goals and objectives. For sales personnel, including at the executive level, most incentive compensation is in the form of sales commissions, intended to reward sales bookings and revenue.

Equity awards inherently provide reward for an increase in stockholder value, as the value of the awards increases directly with increases in the market price for our common stock. Aside from this inherent characteristic, we have generally not made the vesting of equity awards dependent on performance, but vesting of equity awards is generally time-based, requiring that the executive officer remain with the Company and continue to build stockholder value.

Elements of Compensation and Why Each Element is Paid

There are three primary components to N.E.T.'s executive officer compensation: 1) base salary; 2) incentive cash compensation; and 3) equity awards.

- *Base Salary.* The Company pays base salary in order to provide a fixed amount of compensation for the executive's regular work. The Committee believes that paying a competitive base salary is an essential element in recruiting and retaining talented personnel. Base salaries are evaluated annually for all executive officers, including the CEO. The level of base salary is established primarily on the basis of the individual's qualifications and relevant experience, the strategic goals for which he or she has responsibility, the compensation levels at companies that compete with the Company for business and executive talent, and the incentives necessary to attract and retain qualified management. The Company's performance does not play a large role in the determination of base salary, except to the extent that poor financial performance may limit the Company's ability to increase salaries and strong financial performance will tend to move the Company into higher brackets of comparable-company size. The base salary for executive officers is targeted at the sixtieth (60th) percentile of salaries for comparable positions in companies that compete with the Company for executive talent. The target for individual positions may be adjusted up or down, as the Committee deems appropriate, for the value of the individual's experience, performance and skill set, and to provide some relative consistency among the officers.

- *Incentive Cash Compensation.* N.E.T.'s executive officers along with all employees are eligible to participate in the Company's incentive compensation programs, which the Company uses to encourage high levels of performance and to focus employees' efforts on identified goals and objectives. In recent years, the Company has not implemented any formal bonus plans, but has adopted guidelines, based on Company performance, for discretionary cash bonuses, for employees not on a sales commission-based compensation program. The guidelines provide for bonuses based on certain financial goals, such as revenue, profitability and cash balances. Payment of individual awards may also be based on individual performance. Sales personnel, including sales executives, participate in commission-based compensation programs. Mr. Lau receives commissions based on total bookings and revenue derived under his supervision. These commissions typically represent a material part of his overall cash compensation package, and the Committee believes it is appropriate and comparable to those received by similarly situated sales officers of high technology companies of comparable size and market capitalization. In addition to the broad-based incentive programs described above, the Committee has from time to time approved special bonus incentives for particular officers, generally in connection with specific projects.

- *Equity Awards.* The 1993 Option Plan allows for grants of stock options or restricted stock to executive officers, which provide them with incentives to maximize stockholder value and manage N.E.T. from the viewpoint of our stockholders by providing the executive officers with an equity stake in the Company. Awards under the plan can also take the form of stock appreciation rights, though the Company has not used that provision and has no plans to do so. Historically, the Compensation Committee granted only stock options under the plan, but in fiscal 2007, with the change in stock option accounting rules that made granting stock options less attractive, the Committee began to grant restricted stock. The Committee will continue to grant stock options, particularly for new hires, but intends to use restricted stock as a supplemental form of equity incentive. In determining the number of shares awarded to executive officers, as well as the associated vesting schedules, the Compensation Committee considers various subjective factors primarily relating to the responsibilities of the individual officers, their expected future contributions, the number of option shares held by the officer that are subject to vesting, and the vesting schedules and exercise prices of such shares or options. In addition, the Committee examines the level of equity incentives held by each officer relative to the other officers' equity positions and their tenure, responsibilities, experience and value to the Company. The Committee generally does not give significant weight to prior awards that are fully vested, as they do not provide as significant a retention incentive. The Committee has established general guidelines for making equity awards to executive officers based upon the above factors; however, the Committee does not strictly adhere to these guidelines and may vary the size of the award made to an executive officer as circumstances warrant.

  The Company's practices for the timing of stock option awards require that the exercise price of any option not be set until all required action has occurred for the option to be effective. The Committee also generally attempts to avoid the grant of stock options at times that the Committee has, or may reasonably be expected to have, material non-public information regarding the Company, such as during the end of a fiscal quarter or thereafter until financial results for the quarter have been disclosed, but the Committee does not have a policy against doing so.

The Company does not have stock ownership guidelines. The Company's insider trading policies prohibit short sales of the Company's Common Stock.

Determinations of Amounts for Each Element

In setting the compensation levels of the executive officers, including the CEO, the Compensation Committee works with N.E.T.'s Human Resources Department, which reports in to the CFO. In fiscal 2007, Human Resources retained Olivieri & Associates as an outside consultant to provide them with compensation surveys and other competitive data. Competitive data focuses on N.E.T.'s direct competitors as well as networking companies generally in the Silicon Valley where N.E.T. is headquartered. In setting the compensation for other executive officers, the CEO makes recommendations to the Compensation Committee supported by the information provided by the Human Resources Department and the outside consultant. The Compensation Committee makes all final decisions regarding executive compensation and acts in its sole discretion, except that the other independent Directors participate in decisions regarding CEO compensation.

Executive management is not involved in making recommendations for Mr. Keating's compensation as CEO, but the Company's Human Resources Department and its outside consultant provide the same types of compensation surveys and other competitive data as for the other officers, and the outside consultant may make recommendations to the Committee. The Committee considers this data and other factors that may include the financial performance of the Company and Mr. Keating's success in meeting strategic goals.

The Committee does not have a policy for allocating target compensation among the various elements in any particular ratio, but generally attempts to provide an allocation similar to that used by the other companies with whom the Company competes for executive talent.

For fiscal 2007, based largely on the performance of the Company in the preceding year, the Committee decided to make no changes to the base salaries of any of the executive officers. Because of the Company's difficult financial position, the Committee also decided that it would not be appropriate to implement any cash incentive program at the beginning of fiscal 2007. The Committee did, however, at that time make restricted stock grants to each of the executive officers, intended in part to mitigate the effects of not receiving any salary increase, as the Committee believed that many factors outside the current executive team's control contributed to the Company's difficulties in the preceding year.

In July 2006, the Committee discussed the Company's then-current strategic plans and the contributions that would be required from particular executives, namely John F. McGrath, Jr., CFO, and Frank Slattery, General Counsel; the importance to the Company of retaining the executives through at least the following twelve months; and the current compensation of the executives in light of their compensation relative to the relevant markets for their services. Based on these factors, the Committee approved special retention bonus agreements to provide each of the two executives with a cash bonus payment of $50,000 payable in twelve months, subject to their remaining employees in good standing at that time. In addition, and also to promote their longer-term retention, the Committee approved stock option grants to the two executives of 100,000 shares each, vesting over two years. In October 2006, the Committee discussed the importance to the Company of its strategic initiatives regarding voice and mobility solutions and the contributions that would be required of Talbot Harty, the General Manager in charge of these initiatives, as well as his current compensation relative to the relevant competitive market and his equity position relative to other executives of the Company. Based on these factors, the Committee approved a stock option grant to Mr. Harty of 14,000 shares, vesting over four years. Also in October 2006, the Committee reviewed an updated report on CEO compensation prepared by the Company's compensation consultant, as well as the fact that Mr. Keating had only a very small number of unvested stock options outstanding, largely because at the time of his initial appointment as CEO he received a modest grant with accelerated vesting, as it was not then known whether he would remain as CEO longer term. The Committee considered Mr. Keating's equity position and total compensation package, the contributions he has made to the Company since becoming its CEO in July 2005, and the Company's improved performance and financial position at the time. Based on these factors, and in an effort to secure his longer-term retention, the Committee approved a stock option grant to Mr. Keating for 220,000 shares, vesting over four years.

With the Company's improved financial position by mid-fiscal 2007, the Committee decided to adopt guidelines for discretionary cash bonuses potentially payable at the end of fiscal 2007, based on the Company's performance in the second half of the fiscal year. The guidelines were based on stretch targets for total revenue and net loss in the second half of the fiscal year, and cash balances at the end of the fiscal year. The Committee identified a target amount as a pool of funds to be used for company-wide bonuses. To provide additional incentive in the fourth quarter, the Committee increased the pool early in the fourth quarter. At the end of the fourth quarter, the Committee determined actual bonus amounts payable to each of the executive officers, as shown in the compensation tables above.

Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code (the "Code") limits N.E.T. to a deduction for federal income tax purposes of no more than $1 million of compensation paid to executive officers named in the Summary Compensation Table in a taxable year. Compensation above $1 million may be deducted if it is "performance based" within the meaning of the Code. The Compensation Committee currently believes that the Company should be able to manage its executive compensation program so as to preserve the related federal income tax deductions, although individual exceptions may occur.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on such review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Report on Form 10-K for the fiscal year ended March 30, 2007.

Compensation Committee Members

Frederick D. D'Alessio, Chairperson
Dixon R. Doll
David R. Laube

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board is responsible for appointing and determining the compensation of the independent auditors to conduct the annual audit of N.E.T.'s accounts, reviewing the scope and results of the independent audits, and reviewing and evaluating internal accounting policies. Each of the members of the Audit Committee is independent, as defined under the current listing standards of the NYSE and the standards for independence of audit committee members under current SEC rules. The Audit Committee operates under a written charter prepared by the Audit Committee and adopted by the Board of Directors. Management of the Company has primary responsibility for preparing the Company's financial statements and for the Company's financial reporting process. The Company's independent registered public accounting firm, Deloitte & Touche LLP, is responsible for expressing an opinion on the conformity of the Company's audited consolidated financial statements to accounting principles generally accepted in the U.S.

In this context and in connection with the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K, the Audit Committee:

- reviewed and discussed the audited consolidated financial statements with the Company's management;

- discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm, certain matters related to the conduct of the audit, as required by Statement of Auditing Standards No. 61, Communication with Audit Committees, which includes, among other things, (i) methods used to account for significant unusual transactions; (ii) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; (iii) the process used by management in formulating particularly sensitive accounting estimates and the basis for the accountants' conclusions regarding the reasonableness of those estimates; and (iv) disagreements, if any, with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements;

- met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting;

- reviewed the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standard Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the auditors their independence from the Company, and concluded that the non-audit services performed by Deloitte & Touche LLP are compatible with maintaining their independence; and

- instructed the independent registered public accounting firm that the Audit Committee expects to be advised if there are any subjects that require special attention.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements for fiscal 2007 be included in the Company's Annual Report on Form 10-K for the year ended March 30, 2007, for filing with the SEC, and the Board of Directors approved such inclusion.


Audit Committee Members

Peter Sommerer, Chairperson
Frederick D. D'Alessio
Dixon R. Doll
David R. Laube


Relationship with Independent Registered Public Accounting Firm

Deloitte & Touche LLP and its predecessors have acted as the Company's independent auditors since the Company's inception. In accordance with standard policy, Deloitte & Touche LLP periodically changes the individuals who are responsible for the Company's audit.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting, will have the opportunity to make statements if they desire to do so, and are expected to be available to respond to appropriate questions.

The following table shows the fees paid or accrued by the Company for the audit and other services provided by Deloitte & Touche LLP for fiscal 2007 and 2006.

	2007	2006
Audit Fees (1)	$831,088	$812,491
Tax Fees (2)	8,292	7,338
Total	$839,380	819,829

(1) Audit fees represent fees for professional services provided in connection with the audit of the Company's annual financial statements and review of the Company's quarterly financial statements and audit services provided in connection with statutory or regulatory filings ("Financial Audit") and in connection with the audit of management's report on the effectiveness of the Company's internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 ("404 Audit").

(2) Tax fees consisted primarily of tax compliance consultations and preparation of international tax returns.

Administration of the Engagement; Pre-Approval of Audit and Permissible Non-Audit Services

Before the independent registered public accounting firm is engaged by the Company to perform audit or permissible non-audit services, the engagement is approved by the Audit Committee. These services may include audit services, audit-related services, tax services and other services. The Audit Committee may establish, either on an ongoing or case-by-case basis, pre-approval policies and procedures providing for delegated authority to approve the engagement of the independent registered public accounting firm, provided that the policies and procedures are detailed as to the particular services to be provided, the audit committee is informed about each service, and the policies and procedures do not result in the delegation of the audit committee's authority to management.

PROPOSAL NO. 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

N.E.T. is asking the stockholders to ratify the selection of Deloitte & Touche LLP as its independent registered public accounting firm for the fiscal year ending March 28, 2008. The affirmative vote of the holders of a majority of the shares represented and voting at the Annual Meeting will be required to ratify the selection of Deloitte & Touche LLP.

In the event the stockholders fail to ratify the appointment, the Board of Directors will reconsider its selection. Even if the selection is ratified, the Board in its discretion may direct the appointment of a different independent registered accounting firm at any time during the year if the Board determines that such a change would be in the best interest of N.E.T. and its stockholders.

Deloitte & Touche LLP has audited N.E.T.'s financial statements since inception. Its representatives are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

The Board of Directors recommends a vote FOR Proposal No. 2.

PROPOSAL NO. 3A – 1993 STOCK OPTION PLAN AMENDMENT

The Board believes that a competitive stock option plan is critical if the Company is to recruit and retain high quality officers, Directors, key employees and consultants. In order for the Company to continue to recruit and retain qualified persons to serve as members of the Board and its Committees, the Board is recommending approval of the following amendment to the provisions of the 1993 Option Plan under which members of the Board receive stock option grants. These changes are intended to simplify the structure of the automatic grant provisions, and to align the vesting with terms of service. Under the provisions currently in effect, non-employee Directors receive option grants each year, all of which have multiple-year vesting, with the result that any Director leaving the Company will have unvested options, even if the Director has completed a standard term of service. As amended, the program will continue to have longer-term initial vesting, with subsequent grants having one-year vesting, so that at the conclusion of a standard term, the Director will have vested the options that have been granted. Depending on the positions held by a Director on the committees of the Board, Directors may receive slightly more shares under the amended provisions than under the current provisions.

Current terms of the automatic grant provisions

The current provisions, before this proposed amendment, are as follows:

Initial Option Grant. A new non-employee Director, upon first being elected or appointed to the Board, receives an initial option to purchase 30,000 shares of Common Stock, which becomes exercisable monthly over three years. In fiscal 2006, when this provision was first added, each current non-employee Director received an option to purchase 30,000 shares of Common Stock.

Ongoing Option Grants. On the date of each annual meeting, non-employee Directors receive additional options, as follows. These annual grants also become exercisable monthly over three years.

- *Grant for Service as a Director:* Each non-employee Director who is re-elected to the Board at such annual meeting is automatically granted an option to purchase 12,000 shares of Common Stock.

- *Additional Grant for Service on a Committee:* Each non-employee Director who serves on an active standing committee of the Board is automatically granted an option to purchase an additional 4,000 shares of Common Stock.

- *Additional Grant for Service as Chairperson of a Committee:* Each non-employee Director who serves as a Chairperson of an active standing committee of the Board is automatically granted an option to purchase a further 4,000 shares of Common Stock or 8,000 shares of Common Stock in the case of the Chairperson of the Audit Committee.

If such an election or appointment occurs sometime other than at an annual meeting, the non-employee Director is automatically granted an option to purchase a pro-rata portion of the applicable number of shares. In the case of election to the Board, the pro-rata calculation is based upon the date first elected to the Board and the date of the next annual meeting at which such Director's term will expire. In the case of appointment as a member of an active standing committee of the Board or as a Chairperson of such a committee, the pro-rata calculation is based upon the date first appointed and the date of the next annual meeting.

Terms of the automatic grant provisions, as proposed to be amended

As proposed to be amended, the new provisions would provide as follows:

Initial Option Grant. A new non-employee Director, upon first being elected or appointed to the Board, will receive an initial option to purchase 30,000 shares of Common Stock, vesting which becomes exercisable monthly over the period of the initial three-year term, with the final installment being fully vested on the last day of such initial term.

Ongoing Option Grants. On the date of each annual stockholder meeting, each non-employee Director will receive an option to purchase an additional 15,000 shares of Common Stock, which becomes exercisable monthly over the one-year period of service until the next annual stockholder meeting, with the final installment being fully vested on the date of such meeting.

This amendment was adopted by the Board on March 21, 2007, subject to stockholder approval at the Annual Meeting.

Background Regarding Proposed Amendments to the 1993 Option Plan

The Company uses stock options to recruit and retain well-qualified individuals to serve as non-employee Directors of the Company. Accordingly, the Company must be in a position to offer these non-employee Directors compensation packages that are tied, in part, to an increase in the return on equity to stockholders. The 1993 Option Plan provides for automatic grants of options to eligible non-employee Directors of the Company, which the Company relies on as the major source of compensation for such Directors. The proposed amendment will simplify the determinations of the amounts of the automatic ongoing option grants to non-employee Directors, will remove distinctions regarding Committee positions, and will align the vesting of such grants with the terms of service for each class of Directors. The Company believes that without this amendment, the Company is at a disadvantage in its recruitment and retention of well-qualified non-employee Directors.

Description of the 1993 Option Plan

The terms and provisions of the 1993 Option Plan are described in Appendix A.

New Plan Benefits

The number of option shares that will be received or allocated under the 1993 Option Plan, including the annual automatic grants to non-employee members of the Board of Directors, is not determinable. Other than the automatic awards for non-employee Directors, awards under the plan are fully discretionary. The number of shares issued under the automatic awards to non-employee Directors will depend on whether any new Directors are appointed and the total number of non-employee Directors on the Board. If the amendments in this Proposal No. 3A had been in effect during fiscal 2007, then an aggregate of 75,000 option shares would have been issued to the non-employee Directors as a group during the fiscal year.

Required Vote; Recommendation of the Board of Directors

The affirmative vote of the holders of a majority of the shares represented and voting at the Annual Meeting is required for approval of the above described amendments to the 1993 Option Plan.

The Board of Directors recommends a vote FOR Proposal No. 3A.

PROPOSAL NO. 3B – ACCELERATED VESTING OF CERTAIN DIRECTOR OPTIONS

The amendment to the 1993 Option Plan provided for in Proposal No. 3A does not affect the vesting of automatic stock options previously granted to Directors. Thus, the changes to the vesting provisions provided for by Proposal No. 3A will not fully align the vesting schedules of the automatic stock option grants with the Directors' terms of service until all presently outstanding options held by Directors become fully vested. Peter Sommerer will be completing his term as a Director as of the date of this Annual Meeting and will not be standing for reelection. As of the date of the Annual Meeting, Mr. Sommerer will have options to purchase 103,942 shares of Common Stock that are vested and immediately exercisable and will have options to purchase 28,391 shares of Common Stock that remain unvested. This result – completing a regular Director's term without full vesting of options – was not intended by the Company. This Proposal No. 3B would accelerate the vesting of the 28,391 unvested options as of the date of completion of his term, which is the date of this Annual Meeting. Pursuant to the existing terms of his option grants, Mr. Sommerer will have three months following completion of service in which to exercise such options.

The following table shows all outstanding equity awards held by Mr. Sommerer:

| Name | Number of Securities Underlying Unexercised Options at Completion of Term | | Option Exercise Price | Estimated Value of Acceleration of Unexercisable Options(1) |
	Exercisable	Unexercisable		
Peter Sommerer	5,333	—	$9.0625	
	4,000	—	$10.1250	
	20,000	—	$3.97	
	8,000	—	$3.40	
	8,000	—	$8.34	
	1,000	—	$7.08	
	23,333	667	$6.71	$1,994
	29,388	16,612	$4.70	$83,060
	4,888	11,112	$2.95	$75,006

(1) The estimated value of the acceleration of vesting of the otherwise unexercisable stock options is the difference between the exercise price of the option and $9.70 per share, the market price of the Common Stock at the end of last fiscal year. The compensation cost recognized for financial statement reporting purposes in accordance with the provisions of SFAS 123R will be determined by the actual market price of the Common Stock at the date of acceleration of vesting.

Required Vote; Recommendation of the Board of Directors

The affirmative vote of the holders of a majority of the shares represented and voting at the Annual Meeting is required for approval of the above described amendment to Mr. Sommerer's stock option vesting schedule. The approval of this proposal to accelerate the vesting of certain Director options is expressly contingent upon the approval of Proposal No. 3A.

The Board of Directors recommends a vote FOR Proposal No. 3B.

FORM 10-K

The company will mail without charge, upon written request, a copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 2007, including the financial statements, schedules, and list of exhibits. Requests should be sent to: Investor Relations, N.E.T., 6900 Paseo Padre Parkway, Fremont, CA 94555.

STOCKHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

Proposals of stockholders that are intended to be presented at N.E.T.'s annual meeting of stockholders to be held in 2008 (the "2008 Annual Meeting") must be received by N.E.T. no later than March 12, 2008 in order to be included, if appropriate, in the proxy statement and proxy relating to the 2008 Annual Meeting.

In addition, pursuant to N.E.T.'s bylaws, in order for any stockholder to propose any business (including nominations for Director) at an annual stockholder meeting, such stockholder is required to provide N.E.T. with advance written notice at least 60 days prior to such meeting (no later than June 12, 2008, assuming the 2008 Annual Meeting is held on August 12, 2008). The notice must contain certain information regarding such stockholder (and any nominee for Director), any arrangements between the stockholder and the nominee, and any other information regarding such nominee or each matter of business proposed by the stockholder that would be required to be disclosed in a Proxy Statement filed with the SEC for solicitations of proxies to approve such proposed business.

Any such proposals or notices should be directed to the attention of the Corporate Secretary, Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

OTHER BUSINESS

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. If other matters are properly brought before the Annual Meeting, however, it is the intention of the persons named in the accompanying proxy card to vote the shares represented thereby on such matters in accordance with their best judgment.

By order of the Board of Directors,

C. Nicholas Keating, Jr.
President and Chief Executive Officer

July 3, 2007

DESCRIPTION OF THE
1993 OPTION PLAN

The terms and provisions of the 1993 Option Plan are summarized below. This summary does not purport to be complete and is qualified in its entirety by the 1993 Option Plan filed as an exhibit to this Proxy Statement. Any stockholder may obtain copies of the 1993 Option Plan and proposed amendments upon written request to the Secretary of the Company at its corporate office in Fremont, California.

The 1993 Stock Option Plan provides that an aggregate of up to 9,406,415 shares (subject to adjustment in the event of a stock split and certain corporate transactions) of our Common Stock is available to be issued pursuant to awards under the 1993 Stock Option Plan. Shares subject to discretionary or automatic options are issued from the same share reserve. Options are granted to those individuals who the Company believes contribute to the management, growth and financial success of the Company and its subsidiaries.

All shares issued upon option exercises, whether or not the shares are subsequently repurchased by the Company pursuant to its repurchase rights, will reduce on a share-for-share basis the number of shares available for subsequent grants. However, if and when any options expire or terminate without exercise and issuance of the underlying shares, the number of shares subject to the expired or terminated options will again be available for subsequent grants.

Administration

The 1993 Option Plan is administered by the Compensation Committee (the "Committee") comprised of at least two non-employee members of the Board. Presently, Dixon R. Doll, Frederick D. D'Alessio and David R. Laube constitute the Committee. Subject to the provisions of the 1993 Option Plan, the Committee has exclusive authority, with the ability to delegate such authority, to determine the eligible individuals who are to receive discretionary options, the number of shares to be covered by each granted option, the dates on which the option is to become exercisable, and the term for which the option is to remain outstanding. The Committee also has the authority to determine whether, in accordance with the terms of the 1993 Option Plan, the granted option is to be an incentive stock option under the federal tax laws and to establish rules and regulations for proper plan administration.

The Committee cannot cancel outstanding options (except options granted automatically to non-employee Directors) and grant replacement options at a lower exercise price for the same or a different number of shares of Common Stock without Shareholder approval.

Discretionary Option Grants

The maximum number of shares of Common Stock subject to options that may be granted in any one year period to a participant under the 1993 Option Plan is 600,000. Options may be exercisable immediately or may become exercisable in cumulative increments over a period of months or years as determined by the Committee.

Generally, if an optionee's service to the Company terminates other than by reason of death or disability, vested options will remain exercisable for a period of three months following the optionee's termination. If an optionee dies or becomes disabled while an employee or Director of, or a consultant or independent contractor to, the Company, or within three months following termination other than for cause, the optionee's vested options will be exercisable for one year following death or disability, or if earlier, the expiration of the term of the option. The Committee may, in its discretion, either extend the exercise period for any option, but not beyond the expiration date, or accelerate the vesting of the option. The maximum period during which any option may remain outstanding may not exceed ten years.

Options are not assignable or transferable other than by will or by the laws of inheritance and, during the optionee's lifetime, the option may be exercised only by the optionee. By the terms of the vesting schedule in option agreements signed by participants, discretionary options begin vesting one year after grant.

The option exercise price may be paid to the Company in cash or in shares of Common Stock valued at fair market value on the exercise date. Except for Executive Officers and Directors, the Committee can assist any optionee in the exercise of outstanding stock options by authorizing a loan from the Company or permitting the optionee to pay the option price in installments over a period of years.

In the event of certain "Corporate Transactions" (each as defined in the 1993 Option Plan), if outstanding options are not assumed by the successor corporation or parent thereof or replaced by an equivalent option to purchase stock of the successor corporation, then, subject to limitations imposed at the time of grant, the vesting of outstanding options will accelerate and the options will become fully exercisable. In addition, the Committee has discretion, either in advance of or at the time of a Change in Control (as defined in the 1993 Option Plan), to provide for the automatic acceleration of options upon the occurrence of a Change in Control or a Corporate Transaction such that the Options will be exercisable until the expiration of the option term. The Committee also has exercised its discretion to accelerate the vesting of options held by Officers terminated in conjunction with, or within one year after, a Change in Control, such that the Options will be exercisable until the expiration of the option term.

Executive Officers are granted limited stock appreciation rights in connection with a Hostile Take-Over (as defined in the 1993 Plan). Upon the occurrence of a Hostile Take-Over, each option in effect for at least six months will automatically be canceled and the optionee will be entitled to a cash payment as determined under the 1993 Option Plan.

Automatic Option Grants to Non-Employee Directors

The 1993 Option Plan, as proposed to be amended, provides for the following automatic option grants to non-employee Directors:

Initial Option Grant. A new non-employee Director, upon first being elected or appointed to the Board, will receive an initial option to purchase 30,000 shares of Common Stock, which becomes exercisable monthly over the period of the initial three-year term, with the final installment being fully vested on the last day of such initial term.

Ongoing Option Grants. On the date of each annual stockholder meeting, each non-employee Director will receive an option to purchase an additional 15,000 shares of Common Stock, which becomes exercisable monthly over the one-year period of service until the next annual stockholder meeting, with the final installment being fully vested on the date of such meeting.

Options granted under the automatic grant program are non-statutory and become exercisable in equal monthly installments over either three years or one year, as applicable, beginning one month following the grant date. The exercise price of an option is payable upon exercise. Options have a term of ten years measured from the grant date.

Options granted to non-employee Directors who have served on the Board for at least three years, and who are at least age 65 at the time of retirement from the Board, become fully exercisable as of the date of retirement and remain exercisable until the expiration or sooner termination of the option term. Options granted to non-employee Directors, whose termination of service is due to death, but who have served on the Board for at least three years, become fully exercisable as of such date and remain exercisable until the expiration or sooner termination of the option term. Options are not assignable or transferable other than by will or by the laws of inheritance and, during the optionee's lifetime, the option may be exercised only by the optionee.

In the event that an optionee ceases to serve on the Board (other than by reason of death or retirement after having attained the age of 65), he or she will have three months following the cessation of service to exercise options that are exercisable as of that date. If an optionee dies while serving on the Board, or within three months after ceasing to serve on the Board, options, to the extent exercisable as of that date, may be exercised by such optionee's personal representative or estate for twelve months following death or until the expiration date, if sooner.

In the event of a Corporate Transaction or Change in Control, all shares subject to options will become exercisable immediately before the event that constitutes a Corporate Transaction or Change in Control, and thereafter terminate. In the event of a Hostile Take-Over, each option outstanding for at least six months will automatically be canceled and the optionee will be entitled to a cash payment as determined under the 1993 Option Plan.

Option Exercise Price

The exercise price of any discretionary option granted under the 1993 Option Plan is set by the Committee, but it may not be less than the fair market value of the Common Stock on the date of grant. The exercise price of an incentive stock option granted to a participant who owns in excess of 10% of the outstanding voting stock of the Company will be 110% of the fair market value of the Common Stock on the date of the grant. The exercise price of each automatic option granted to a non-employee Director under the 1993 Option Plan is the fair market value of the Common Stock on the date of grant.

Stock Appreciation Rights

The Committee has the discretion to accept the surrender of one or more outstanding discretionary options and authorize, in exchange, the payment by the Company of an appreciation distribution equal to the excess of: (i) the fair market value (on the date of surrender) of the vested shares of Common Stock surrendered over (ii) the option price payable for such vested shares. This payment may be made, in the discretion of the Committee, in shares of

Common Stock valued at fair market value on the date of surrender, or in cash, or a combination of shares and cash. This provides a mechanism for extinguishing stock option rights with the issuance of fewer shares than would be required for an option exercise, thereby potentially reducing dilution of the Company's outstanding Common Stock.

Discretionary Grants of Restricted Stock

Officers, Directors (other than non-employee Directors) and key employees are eligible to receive restricted stock awards except, that employees owning more than 10% of the outstanding voting stock are not eligible. In the discretion of the Committee, shares of restricted stock may be vested immediately or may vest over a period of time, as specified in the restricted stock agreement. Whether or not the shares of restricted stock are fully vested when issued, the awardee will have all rights of a stockholder as of the date of issuance, which will entitle the awardee to voting rights and the right to receive dividends. Upon termination of employment, the unvested shares of restricted stock will be surrendered to the Company for cancellation in exchange for a cash payment equal to the aggregate par value of the shares and the awardee will thereafter cease to have any rights in those shares. In its discretion, the Committee may waive, in whole or in part, the Company's cancellation of unvested restricted stock held by an employee at termination.

In the event of a "Corporate Transaction", in which the Common Stock is converted into cash or other securities, unvested shares of restricted stock will be converted into the same consideration, which may, in the discretion of the Committee, be held in escrow until such time as the shares would otherwise have vested, pursuant to the original vesting schedule, and thereafter distributed. In the event that the Company's right to cancel unvested shares of restricted stock are not assigned to a successor corporation in a Corporate Transaction, such shares will become fully vested immediately before the effective date of the Corporate Transaction. If the Company is acquired in a transaction in which the Company is not the surviving entity, shares of restricted stock will not become vested unless the 1993 Option Plan is terminated in connection with the transaction. In the event of a "Change in Control", the Committee will have the discretion to accelerate the vesting of shares of restricted stock for one or more employees.

Term of Plan

The Board may terminate the 1993 Option Plan at any time. The 1993 Option Plan is scheduled to terminate on August 10, 2008. Any options outstanding upon the termination of the 1993 Option Plan will continue to remain outstanding and exercisable in accordance with the terms and provisions of the instruments evidencing those grants.

The Board may amend or modify the 1993 Option Plan, or any part thereof, at any time and for any reason. However, the Company will solicit stockholder approval for any amendment to the 1993 Option Plan to the extent necessary and desirable to comply with applicable laws. Generally, no such action by the Board or stockholders may alter or impair any award previously granted under the 1993 Option Plan without the consent of the awardee.

Federal Income Tax Consequences

The following description is only a brief summary of certain United States federal income tax consequences relating to the 1993 Option Plan and is not intended to be exhaustive. Interested parties should consult their own advisors as to specific tax consequences, including the application and effect of foreign, state and local tax laws. Reference is made to the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder, for a complete statement of all relevant federal tax provisions.

Incentive and Non-statutory Options. An optionee who is granted an incentive stock option will not recognize taxable income either at the time the option is granted or at the time it is exercised, although exercise of the option may subject the optionee to the alternative minimum tax. The Company will not be allowed a deduction for federal income tax purposes as a result of the exercise of an incentive stock option regardless of the applicability of the alternative minimum tax. Upon the sale or exchange of the shares at least two years after grant of the option and one year after exercise of the option, any gain will be treated as long-term capital gain. If these holding periods are not satisfied at the time of sale, the optionee will recognize ordinary income equal to the difference between the exercise price and the lower of (i) the fair market value of the stock at the date of the option exercise or (ii) the sale price of the stock, and the Company will be entitled to a deduction in the same amount. Any additional gain or loss recognized on such a premature disposition of the shares will be characterized as capital gain or loss. If the Company grants an incentive stock option and as a result of the grant the optionee has the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of the Company and determined for each share as of the date the option to purchase the share was granted) in excess of $100,000, then the excess shares must be treated as non-statutory options.

An optionee who is granted a non-statutory stock option will also not recognize any taxable income upon the grant of the option. However, upon exercise of a non-statutory stock option, the optionee will recognize ordinary income for tax purposes measured by the excess of the then fair market value of the shares over the exercise price. Any taxable income recognized by an optionee who is an employee of the Company will be subject to tax withholding by the Company. Upon resale of the shares by the optionee, any difference between the sales price and the fair market value at the time of exercise, to the extent not recognized as ordinary income as described above, will be treated as capital gain or loss. The Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income recognized by the optionee.

Stock Appreciation Rights. An optionee who is granted a stock appreciation right will have taxable ordinary income subject to income and employment tax withholding, if an optionee is a U.S. employee, in the year of exercise, equal to the amount of the appreciation distribution. The Company will be entitled to a business expense deduction equal to the appreciation distribution for the taxable year of the Company in which the ordinary income is recognized by the optionee.

Restricted Stock Awards. Upon receipt of a restricted stock award, a recipient generally recognizes ordinary taxable income in the amount of the excess of the then fair market value of the common stock over any consideration paid for the common stock. However, if the common stock is subject to a "substantial risk of forfeiture" (such as a requirement that the recipient continue in the employ of the Company in order to avoid a Company right of repurchase) and the recipient does not make an election under section 83(b) of the Code, the recipient will recognize ordinary taxable income upon the lapse of the risk of forfeiture, rather than at receipt, in an amount equal to the excess of the fair market value on the date of lapse over the purchase price. The taxable income will be subject to income and employment tax withholding, and the Company will be entitled to a corresponding income tax deduction. If the recipient makes an election under section 83(b) of the Code within 30 days of the grant, the recipient will recognize taxable income equal to the excess of the fair market value of the shares on the date of grant over the purchase price. The Company will be entitled to a deduction equal to the income recognized by the recipient. The consequences upon sale or disposition of the shares awarded or sold generally are the same as for common stock acquired under a non-statutory option (see above).

Parachute Payments. If the exercisability of an option or stock appreciation right is accelerated as a result of a Corporate Transaction or Change in Control, all or a portion of the value of the option or stock appreciation right at that time may be a "parachute payment" for purposes of the "excess parachute payment" provisions of the Code. Those provisions generally provide that if parachute payments to Officers, highly compensated employees, or employee stockholders exceed three times such an employee's average compensation for the five tax years preceding the Corporate Transaction or Change in Control, the employer corporation may not deduct any amount with respect to the parachute payment in excess of one times the average compensation, and the recipient is subject to a 20% excise tax on such excess over one times average compensation.